The Estée Lauder Companies Inc.
767 Fifth Avenue
New York, NY 10153

July 21, 2022

Ms. Nudrat Salik
Ms. Jeanne Baker
Division of Corporation Finance
Office of Life Sciences
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:    The Estée Lauder Companies Inc.
    Form 10-K for the fiscal year ended June 30, 2021
    Filed August 27, 2021
File No. 001-14064

Dear Ms. Salik and Ms. Baker:

This letter sets forth the response of The Estée Lauder Companies Inc. (the “Company” or “we” or “our”) to the comment of the Staff of the U.S. Securities and Exchange Commission (the “Commission”) contained in your letter dated June 9, 2022.  The Company’s response set forth below corresponds to the comment as numbered in the Staff's letter.

Form 10-K for the Year Ended June 30, 2021

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28

1.We note your response to comment 1. Your response indicates that changes in net sales from fiscal 2020 to fiscal 2021 were attributable to changes in volumes and new products.
Please correspondingly clarify in your disclosures that the increases in net sales are due to increases in volumes and new products as well as quantify the extent to which each of these factors contributed to increases. Please also confirm, if true, that pricing did not materially impact net sales. Your response also includes excerpts from your current disclosures, including that “reported net sales increased in fiscal 2021, primarily due to higher net sales in skin care, fragrance and hair care, as well as growth in our Asia/Pacific and Europe, the Middle East & Africa regions.” It is again not clear whether these net sales increases are due to changes in pricing, changes in volume, or the introduction of new products. Refer to Item 303(b)(2)(iii) of Regulation S-K and further expand your disclosures, as appropriate.

Company Response:

In response to the Staff’s comment, in future filings beginning with our Annual Report on Form 10-K for the fiscal year ended June 30, 2022, we will supplement our disclosures to quantify material changes in net sales attributable to volume, including volume changes driven by the impact of new product innovation, and pricing, if applicable. In addition, we confirm that changes in list prices were not material to net sales growth when comparing fiscal 2021 to fiscal 2020 and that the increase in the volume of sales of higher-priced luxury skin care products and luxury fragrance products contributed to the increase in net sales from fiscal 2020 to fiscal 2021.

Given the personal nature of our products and the wide array of consumer preferences and tastes, as well as competition for the attention of consumers, our strategy has been to market and promote our products through distinctive brands seeking to address broad preferences and tastes. Our various brands are positioned differently, based on lifestyle and price points. For example, products from certain brands, such as La Mer, are priced higher than products from other brands. Generally, skin care and fragrance products are priced higher than makeup products, which could impact changes in net sales from period to period. In addition, we continually introduce new products, support new and established products, including product reformulations, and phase out existing products that no longer meet the needs of our consumers or our objectives. New product innovation may have some cannibalizing effect on sales of existing products and is a driver of the change in volume period-over-period.

The following is illustrative of the additional disclosure we plan to incorporate into future filings if there are material changes in volume, including volume changes due to new product innovation, and pricing. In accordance with Item 303(b) of Regulation S-K, if material to an understanding of our business as a whole, we will also further expand our disclosures by product category and geographic region, as appropriate.

“The fiscal 20XX increase in reported net sales of approximately X% reflected approximately X% growth from volume, primarily due to [volume changes driven by the impact of new product innovation], approximately X% growth from price, primarily driven by [strategic price increases and/or mix], and approximately X% growth from the favorable/unfavorable impact of foreign currency translation.”

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The Company acknowledges that: the Company is responsible for the adequacy and accuracy of the disclosure in its filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any additional questions or comments to me by email or at (212) 572-4520.  My fax number is (212) 572-6787.

Very truly yours,
/s/ Tracey T. Travis
Tracey T. Travis
Executive Vice President and Chief Financial Officer

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